NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	January 18, 2024

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. KIQ X INDUSTRIES TO ESTABLISH PHASE-ONE PRODUCTION FACILITY

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that its wholly owned subsidiary KIQ X Industries ("KIQX") is establishing an initial Phase-One production facility with additional leased space at its current research and development ("R&D") facility in West Kelowna, BC, Canada.  This Phase-One production facility is being designed and tooled to convert different classes of heavy duty "host" vehicles with the Company's patents pending proprietary Automated Traction Optimization Method for Vehicle Suspension Systems (the "Method").  These vehicles are targeted to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing the Company's Method technologies.

As previously reported by the Company, the Method is the first successful specialized fully automated Advanced Driver-Assistance System ("ADAS") software system purpose-built for heavy-duty commercial wilderness applications.  The patents pending Method forms the Company's intellectual property foundation for its automotive technologies portfolio which offers additional protectable property opportunities for the ADAS marketplace.  The Method is now compliant for sales to commercial wilderness operations including existing forestry roads.  The KXI Wildertec equipped vehicle is compliant for operation on all resource and private roads through an all-terrain vehicle insurance policy.

The Phase-One facility does not require new equity or debt capital at this time.  The low capital investment reflects the ease of conversion of the "host" vehicle to the Method system in order to minimize the costs of the final salable vehicle.  Management is currently developing longer-term scheduling logistics, supply chain procurement systems, optimal inventory levels, labor and staffing needs and product design enhancements, continuing R&D needs, advancing engineering quality controls and general risk management controls.

Once completed the Phase-One facility is expected to have a production capacity potential to facilitate approximately $25 million of annual revenue commencing in late 2024.  With the assistance of the landlord, the current facility can be scaled to meet long term production volumes to service in excess of $100 million per year at the same location.  The facility will house R&D, Phase-One production and an on-site test track.

The Company will concentrate its KIQX production resources on delivering safety enhancing technology solutions for customers in, but not limited to, wilderness fire fighting, mobile medical treatment, evacuation and emergency response, mining and exploration, energy transmission, civil engineering projects, telecommunications and geographic/environmental data systems.

The Company invites interested parties to view the Company's video presentations at www.KXIWildertec.com which more visually describes the features of the Company's proprietary ADAS Method.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation.  The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of hazardous and non-hazardous commodities during rail transport.  The automotive division of the Company has created the first field-tested automated suspension-based Advanced Driver Assistance System for commercial wilderness and mission-critical operations.  All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potential dangerous effects of human and technology error through the use of the Company's portfolio of proprietary engineered solutions.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and www.KXIWildertec.com and public documents posted under the Company's profile on www.sedarplus.ca in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include statements regarding the design and establishment of the initial Phase-One production facility; future sales of Method equipped vehicles; the Company's automotive technologies portfolio offering additional protectable property opportunities for the ADAS marketplace; the financing requirements to establish the Phase-One production facility; the estimated capacity and revenue generation of the Phase-One production facility; the scalability of the current facility to output in excess of $100 million per year; plans for KIQX production resources; the creation of products that diminish the potential dangerous effects of human and technology error; and that our technologies are expected to provide the Company with a multitude of commercial business applications and revenue growth in numerous wilderness related market segments.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the patent application and subsequent patent applications may not be granted; risk that the longer-term effects of inflation and supply chain issues may last much longer than expected delaying R&D schedules and commercial business orders from customers; that the development of new KXI Wildertec technologies may proceed slower than expected, cost more or may not result in a salable product; capital resources may not be adequate enough to fund future operations as intended; that continuing regulatory compliance may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that market introduction of KXI Wildertec products may not grow and sustain anticipated revenue streams; that the Company's automotive products may not receive full regulatory certification; that new customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's potential market share; that new product ideas under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new technology offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com